Exhibit 99.1 - Letter to Recision Offer Recipients

August __, 2004

Dear Shareholder:

You are receiving this letter and the accompanying prospectus because you purchased shares of MEDITECH common stock during the month of February from 1997 through 2003 and still own some or all of these shares. Because the offer and sale of these shares may not have complied with certain federal and state securities registration requirements, the purchasers of these shares may be able to assert claims against MEDITECH.

In an effort to reduce or eliminate the risk of claims being made in the future with respect to any such sales or, if made, the amount of any potential liability, we are offering to rescind the purchase of those shares which you still own. This recision offer is not an admission we did not comply with federal and state securities registration requirements nor is it a waiver by us of any applicable statutes of limitations.

The recision amount payable to an individual who still owns these shares is the original purchase price, plus interest, less cash dividends received for such shares. Because the dividends received have exceeded the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the sale price for MEDITECH common stock has steadily increased over that in the prior year to the most recent sale price of $27.00 per share.

MEDITECH does not expect any of these individuals to accept recision for any such shares still owned. In addition, MEDITECH does not expect any individuals who have sold any shares they purchased during this period to seek damages as a result of such sales because, based on the calculation of damages set forth under Massachusetts state securities laws, there are no damages attributable to such sales.

The enclosed materials describe the terms of this recision offer in detail. MEDITECH urges persons receiving this recision offer to carefully read this prospectus and any documents incorporated by reference, and to make an independent evaluation with respect to this recision offer. MEDITECH also suggests you consult with your advisors before you accept or reject this recision offer.

In order to accept this recision offer, you must complete and submit the Recision Acceptance Form. If MEDITECH has not received a completed and signed Recision Acceptance Form from you by 5pm, Eastern daylight time, on September 30, 2004, you will be deemed to not have accepted the recision offer.

If you have any questions about this recision offer, you may contact me by phone at 781-821-3000 during normal working hours or by mail at Medical Information Technology, Inc., MEDITECH Circle, Westwood, Massachusetts 02090.

Very truly yours,



A. Neil Pappalardo
Chief Executive Officer and Chairman

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Exhibit 99.2 - Recision Acceptance Form

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, Massachusetts 02090

Dear Ms. Manzolillo:

The undersigned hereby acknowledges receipt of a prospectus from Medical Information Technology, Inc. (MEDITECH) in which MEDITECH has offered to certain current and former staff members who purchased shares of MEDITECH Common Stock during the month of February from 1997 through 2003 the right to rescind their purchases.

Subject to the terms and conditions of the Recision Offer, the undersigned hereby irrevocably elects to accept the Recision Offer regarding shares of MEDITECH Common Stock previously purchased from MEDITECH and still owned at the Recision Price set forth in the table below:

   Date of    Original   Recision   # of Shares
   Purchase    Price      Price     to Be Sold
   --------   --------   --------   -----------
   Feb 1997    $12.00      $8.56    ___________
   Feb 1998    $13.50     $10.85    ___________
   Feb 1999    $14.50     $12.37    ___________
   Feb 2000    $16.00     $14.42    ___________
   Feb 2001    $17.00     $15.85    ___________
   Feb 2002    $19.00     $18.35    ___________
   Feb 2003    $22.00     $21.76    ___________

Please note the per share data in this document have been restated to reflect the 2 for 1 stock split in May 2001. For assistance in completing this table, please refer to your latest statement of stock ownership dated March 26, 2004.

BE AWARE THE CASH AMOUNT YOU WILL RECEIVE FROM MEDITECH IF YOU ACCEPT THIS RECISION OFFER FOR SHARES YOU STILL OWN WILL BE LESS THAN THE PRICE YOU PAID WHEN YOU ORIGINALLY PURCHASED THESE SHARES AND WILL ALSO BE LESS THAN THE MOST RECENT SALE PRICE OF $27.00 PER SHARE OF MEDITECH COMMON STOCK.

Subject to and effective upon receipt of the undersigned's recision payment in accordance with the terms of the Recision Offer, the undersigned sells, assigns and transfers to MEDITECH all right, title and interest in and to all rescinded shares of MEDITECH Common Stock as indicated in the above table, and transfers the registration of such shares to MEDITECH. The undersigned represents that the undersigned is conveying all interests in such shares, free and clear of all liens and encumbrances, and that no such interests have been previously or concurrently transferred in any manner to any other person or entity.

The undersigned understands and acknowledges that the acceptance of the Recision Offer is speculative in nature and involves investment risk. The undersigned understands all of the risk factors relating to an investment in MEDITECH, including those referred to under the caption RISK FACTORS REGARDING THIS RECISION OFFER in the prospectus.


Signature of Owner: ______________________________________ Date: _______________


Print Name of Owner: _____________________________________ Tax ID: _____________

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Exhibit 99.3 - Material Federal Income Tax Considerations

The following discussion of certain material federal income tax considerations relating to the recision offer does not deal with all of the federal income tax consequences of accepting the recision offer which may be relevant to persons in light of their particular circumstances or to persons subject to special tax rules and does not address the state, local, foreign or other tax consequences of accepting the recision offer. The discussion assumes a person holding shares of MEDITECH common stock which are the subject of the recision offer holds such shares as capital assets.

All funds MEDITECH pays to rescind shares of MEDITECH common stock which you now own will be paid directly to you and should be treated as proceeds from a taxable redemption of capital stock. This redemption will be treated as a sale for tax purposes. You will have a long-term capital loss equal to the amount which you paid for the shares less the amount of cash you receive pursuant to the recision offer. Your ability to deduct capital losses may be limited to the amount of your capital gains in a given year, plus $3,000 if you are an individual.

The Internal Revenue Service is not precluded from asserting a position contrary to that summarized in this discussion or from otherwise recharacterizing the transaction in whole or in part.

The foregoing is only a brief summary of certain federal income tax consequences which may be applicable to you in connection with the recision offer and does not purport to be a complete description of your particular tax consequences. You should consult with your own tax advisor with regard to the federal and state tax consequences to you of accepting the recision offer.